UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CONE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

206812109

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,692,198 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 21,692,198 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,692,198 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 34.11%
14	TYPE OF REPORTING PERSON CO - corporation

*	The percentages relating to Common Units (as defined in Item 1 below) reported herein are based on a total of 63,589,603 Common Units outstanding, including (i) 34,426,482 Common Units outstanding as of November 2, 2017 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2017) and (ii) 29,163,121 Common Units that were issued on the Conversion Date (as defined in Item 3 below) upon the conversion of all of the issued and outstanding Subordinated Units (as defined in Item 1 below) of the Issuer on a one-for-one basis upon termination of the subordination period pursuant to Section 5.7 of the Partnership Agreement (as defined in Item 3 below).

1	NAME OF REPORTING PERSON NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,692,198 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,692,198 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,692,198 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 34.11%
14	TYPE OF REPORTING PERSON OO - limited liability company

*	The percentages relating to Common Units reported herein are based on a total of 63,589,603 Common Units outstanding, including (i) 34,426,482 Common Units outstanding as of November 2, 2017 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 2, 2017) and (ii) 29,163,121 Common Units that were issued on the Conversion Date upon the conversion of all of the issued and outstanding Subordinated Units of the Issuer on a one-for-one basis upon termination of the subordination period pursuant to Section 5.7 of the Partnership Agreement.

This Amendment No. 6 on Schedule 13D/A (“Amendment No. 6”) is being filed by Noble Energy, Inc., a Delaware corporation (“Noble Energy”), and NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream”), to amend the Schedule 13D originally filed on October 10, 2014 (the “Original 13D”) by Noble Energy, as amended by Amendment No. 1 thereto, filed on January 1, 2015 (“Amendment No. 1”), as amended by Amendment No. 2 thereto, filed on October 23, 2015 (“Amendment No. 2”), as amended by Amendment No. 3 thereto, filed on December 5, 2016 (“Amendment No. 3”), as amended by Amendment No. 4 thereto, filed on May 26, 2017 (“Amendment No. 4”), as amended by Amendment No. 5 thereto, filed on October 26, 2017 (“Amendment No. 5,” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 6, this “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

In 2011, Noble Energy and CONSOL Energy Inc. (“CONSOL” and, together with Noble Energy, the “Sponsors”) formed CONE Gathering LLC (“CONE”) to develop, own and operate natural gas and condensate midstream assets to service the Sponsors’ joint natural gas and condensate production in the Marcellus Shale. At the time of formation, each Sponsor owned a 50% interest in CONE. In 2014, CONE formed the Issuer and CONE Midstream GP LLC (the “GP”), the Issuer’s general partner and a wholly owned subsidiary of CONE. As a result of its ownership in CONE, each of the Sponsors owned a 50% interest in the GP as well.

On September 30, 2014, the Issuer completed an initial public offering of 20,125,000 Common Units (the “IPO”). In connection with the completion of the IPO, the Sponsors, CONE, the GP and the Issuer entered into a contribution, conveyance and assumption agreement, dated September 30, 2014 (the “Original Contribution Agreement”), pursuant to which (a) the Sponsors (through CONE) contributed to the Issuer controlling interests in certain natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities, and (b) CONE received in exchange 9,038,121 Common Units and 29,163,121 Subordinated Units. Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus filed with the Commission by the Issuer on September 25, 2014 relating to the IPO.

Upon the completion of the foregoing actions, and pursuant to the Original Contribution Agreement, CONE distributed to each of the Sponsors one-half of the LP Units previously received from the Issuer. As a result, Noble Energy owned 4,519,061 Common Units and 14,581,560 Subordinated Units. As a result of the distribution, CONE no longer has a pecuniary interest in these units.

Effective as of January 1, 2015, Noble Energy contributed to Noble Midstream Services, LLC, a Delaware limited liability company (“Noble Midstream”), among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

Effective as of October 23, 2015, Noble Midstream distributed to NBL Midstream, among other things, 4,519,061 Common Units and 14,581,560 Subordinated Units.

On November 16, 2016, pursuant to that certain Contribution Agreement by and among CONE, the GP, the Issuer, CONE Midstream Operating Company LLC and the other parties named therein (the “Contribution Agreement”), CONE contributed to the Issuer a 25% limited partner interest in CONE Midstream DevCo I LP in exchange for consideration comprised of $140 million in cash, the issuance to CONE of 5,183,154 Common Units and the issuance to the GP of an additional general partner interest in the Issuer in an amount necessary for the GP to maintain its 2% general partner interest in the Issuer. The price per unit was $20.42, the volume weighted average trading price of the Issuer’s Common Units over the trailing 20-day trading period ending on November 11, 2016. Immediately thereafter, CONE distributed to NBL Midstream, as its 50% member, 2,591,577 Common Units and $70 million in cash. While CONE no longer holds any LP Units, it continues to own (i) the GP which in turn owns the 2% general partner interest in the Issuer, and (ii) incentive distribution rights in the Issuer.

On May 17, 2017, Noble Energy, Noble Energy US Holdings, LLC, a Delaware limited liability company (“Noble Holdings”), a subsidiary of the Company, and Wheeling Creek Midstream, LLC, a Delaware limited liability company (“Wheeling Creek”), a portfolio company of Quantum Energy Partners, entered into a Purchase Agreement (the “Wheeling Creek Purchase Agreement”) pursuant to which Noble Energy and Noble Holdings agreed to sell to Wheeling Creek 100% of the outstanding membership interests in NBL Midstream, which owns a 50% interest in CONE, 7,110,638 million Common Units and 14,581,560 Subordinated Units, for total cash consideration of approximately $765 million (the “Disposition”). Upon completion of the Disposition, Noble Energy would no longer have any pecuniary interest in any of the LP Units.

On November 15, 2017 (the “Conversion Date”), upon termination of the subordination period pursuant to Section 5.7 of the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on October 3, 2014 (the “Partnership Agreement”), the 14,581,560 Subordinated Units held of record by NBL Midstream converted into Common Units on a one-for-one basis for no additional consideration.

On December 14, 2017, Noble Energy terminated the Wheeling Creek Purchase Agreement. Also on December 14, 2017, NBL Midstream and CNX Gas Company LLC, a Delaware limited liability company (“CNX Gas”), a wholly owned subsidiary of CNX Resources Corporation, entered into a Purchase Agreement (the “CNX Purchase Agreement”), pursuant to which NBL Midstream agreed to sell its 50% interest in CONE to CNX Gas for a total cash consideration of $305 million. In connection with the transaction, CNX Gas will acquire Noble Energy’s 50% interest in the GP. The transaction is expected to close in the first quarter of 2018. Following the closing, NBL Midstream will retain ownership of its 21,692,198 Common Units. However, NBL Midstream plans to maximize value through the divestment of the Common Units over the next few years.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

On December 14, 2017, Noble Energy terminated the Wheeling Creek Purchase Agreement. Also on December 14, 2017, NBL Midstream and CNX Gas entered into the CNX Purchase Agreement, pursuant to which NBL Midstream agreed to sell its 50% interest in CONE to CNX Gas for a total cash consideration of $305 million. In connection with the transaction, CNX Gas will acquire Noble Energy’s 50% interest in the GP. The transaction is expected to close in the first quarter of 2018. Following the closing, NBL Midstream will retain ownership of its 21,692,198 Common Units. However, NBL Midstream plans to divest the Common Units over the next few years.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Other than the change of beneficial ownership of the GP as a result of NBL Midstream’s sale of its 50% interest in CONE and NBL Midstream’s plans to divest the Common Units over the next few years, the Reporting Persons have no other plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), each Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b)-(j) None.

Each Reporting Person may change its plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) NBL Midstream is the record and beneficial owner of 21,692,198 Common Units, which represents approximately 34.11% of the outstanding Common Units (based on the Common Units outstanding as of November 2, 2017).

Noble Energy wholly owns NBL Midstream. NBL Midstream is a manager-managed limited liability company that is ultimately fully controlled by Noble Energy.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.1, neither Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) Following the termination of the subordination period and conversion of the Subordinated Units on the Conversion Date, NBL Midstream and Noble Energy have the sole power to vote or dispose of, or direct the voting or disposition of, 21,692,198 Common Units, which represent approximately 34.11% of the outstanding Common Units (based on the Common Units outstanding as of November 2, 2017).

(c) The response in Item 3 is incorporated herein by reference. Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

On December 14, 2017, NBL Midstream and CNX Gas entered into the CNX Purchase Agreement, pursuant to which NBL Midstream agreed to sell its 50% interest in CONE to CNX Gas for a total cash consideration of $305 million. In connection with the transaction, CNX Gas will acquire Noble Energy’s 50% interest in the GP. The transaction is expected to close in the first quarter of 2018. Following the closing, NBL Midstream will retain ownership of its 21,692,198 Common Units. However, NBL Midstream plans to maximize value through the divestment of the Common Units over the next few years.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

99.1	Additional Information Regarding Reporting Persons

99.2	Joint Filing Agreement, dated effective October 23, 2015, among the Reporting Persons (incorporated by reference to Exhibit 99.4 to the Issuer’s Schedule 13D/A filed with the Securities and Exchange Commission on October 23, 2015)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2017

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name:	Kenneth M. Fisher
Title:	Executive Vice President and Chief Financial Officer

NBL MIDSTREAM, LLC

By:	/s/ Kevin E. Haggard
Name:	Kevin E. Haggard
Title:	Vice President and Treasurer